FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Inside Information dated February 25, 2026

Item 1

Santander sets a new standard for profitable growth,
targeting more than 210 million customers, over €20 billion
profit and more than double cash dividend per share by 2028

•	At today’s Investor Day in London, the bank will outline its strategic plan for the next three-year cycle, including key financial and operational targets.

•	The bank expects to see continued growth in customers across all markets, growing its customer base from 180 million at the end of 2025 to more than 210 million by 2028, further strengthening its position as the leading bank by customers across Europe and the Americas.

•	This growth, when combined with the ongoing benefit of the bank’s ONE Transformation programme, is expected to result in a return on tangible equity (RoTE) above 20% by 2028, and well into double-digit growth in earnings per share.

•	This growth is expected to enhance capital generation and returns, more than doubling the cash dividend per share versus 2025 and accelerating to high teens growth in value creation by 2028. The bank will increase the cash dividend to c.35% of group profit from 2027 results, allocating c.15% to share buybacks[1].

•	In addition, Santander’s board of directors has submitted a final cash dividend for 2025 of 12.5 euro cents per share for approval at the forthcoming general shareholders’ meeting. As a result, the total cash dividend per share for 2025 will be 24 euro cents, up over 14% versus the previous year.

•	Deborah Vieitas to join the group board.

London, 25 February 2026 - PRESS RELEASE

Banco Santander today presents its strategic plan for 2026–2028 at its Investor Day in London, marking the next phase of value creation for the bank.

The plan builds on the successful delivery of the 2023–2025 strategic cycle and sets a roadmap for structurally higher returns over the coming years. Ana Botín (executive chair), Héctor Grisi (CEO) and Jose García Cantera (CFO) will outline the group’s strategy and key financial and operational targets, which include the following2:

•	By 2028, the bank aims to reach more than 210 million customers, up from 180 million at the end of 2025, further strengthening its position as the leading bank by customers across Europe and the Americas.

•	By growing revenue mid-single digit and reducing total costs[3] every year (resulting in an efficiency ratio of c.36% by 2028), the bank expects to achieve a profit of more than €20 billion by 2028.

•	This would result in a return on tangible equity (RoTE) above 20% in 2028, supported by double-digit earnings per share growth every year in 2026-2028.

1 The board of directors intends (1)  to apply an ordinary shareholder remuneration policy for 2026 to 2028 results that entails allocating approximately 50% of the Group’s  underlying profit (excluding non-cash, non-capital ratios impact items), split approximately evenly between cash dividends and share buybacks for 2026 results, and (2)  to distribute to shareholders any excess capital at the end of the 2026-2028 period. From 2027 results, the ordinary shareholder remuneration policy is expected to comprise around 35% of Group underlying profit (on the same basis) in cash dividends and around 15% in share buybacks. Execution of the shareholder remuneration policy and of the distribution to shareholders of any excess capital at the end of the 2026-2028 period remains subject to future corporate and regulatory decisions and approvals.

2 Projections and targets for Santander Group and its UK and US businesses in this announcement assume completion of the announced TSB and Webster acquisitions, which are pending completion and subject to customary conditions including regulatory and, for Webster, shareholder approvals.

3 In constant euros and under a constant perimeter.

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28660 Boadilla del Monte (Madrid)
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•	The bank will increase cash dividend payout to c.35% of group profit from 2027 results onwards, with c.15% allocated to share buybacks[1], and more than double the cash dividend per share versus 2025.

•	Accelerating to high teens annual growth in tangible net asset value plus dividend per share (TNAVps+DPS) by 2028.

Capital strength will remain a cornerstone of the strategy. Santander expects to operate in 2028 with a CET1 ratio of approximately 13%, within the 12-13% operating target range.

The board intends to maintain its shareholder remuneration policy of distributing around 50% of profit through a combination of cash dividends and share buybacks, subject to corporate and regulatory approvals. The bank has already committed to distributing at least €10 billion in share buybacks from 2025–2026 earnings, with €5 billion launched earlier this month and €1.7 billion already executed in 2025. The board also intends to return to shareholders any excess capital above 13% at the end of the plan.

In 2025, Santander delivered a record attributable profit of €14.1 billion in 2025, marking the successful completion of its three-year strategic cycle. Over the 2023-2025 period, earnings per share increased 68%, while tangible net asset value per share plus dividend per share increased by 14% per year on average. Since 2021, including the newly announced €5 billion buyback, Santander will have returned €16.2 billion to shareholders through share buybacks, representing approximately 18% of its outstanding shares. Over the 2023-2025 period, Santander’s share price increased by over 250%.

These results reflect the strength of Santander’s diversified model, the impact of ONE Transformation and the growing contribution of its global businesses, demonstrating the group’s ability to translate scale and simplification into higher returns. This performance provides a strong starting point for the next phase of value creation.

Ana Botín, Santander’s executive chair, said:

"Our strategic plan for 2026-28 sets a new standard for profitable growth, with the aim to serve more than 210 million customers across Europe and the Americas. Customer growth, together with disciplined execution of ONE Transformation, will drive higher revenues and structurally lower costs, resulting in an efficiency ratio of c.36% and a RoTE above 20% by 2028.

With the acquisitions of TSB in the UK and Webster in the US, once fully integrated, we will achieve top-tier profitability — 16% in the UK and 18% in the US — in two of Santander’s core markets.

We are building a global financial services platform, leveraging a decade of investment in technology and AI. Our unique advantage, global and in-market scale, creates powerful network effects and a competitive moat that is difficult to replicate.

The trust we have built in Santander over 168 years of delivery, our ability to operate profitably in the most regulated markets, and our physical presence — thousands of branches and colleagues connecting with customers every day — give us a competitive edge in the AI era that few can match.

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28660 Boadilla del Monte (Madrid)
comunicacion@gruposantander.com
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As over the past decade, I am confident we will deliver again. Sustainable, profitable growth is the foundation of our capital generation and what enables us to provide compounding returns and distributions over the long term.”

ONE Transformation

A central pillar of the plan is the continued execution of ONE Transformation, which is delivering efficiency gains and operational leverage across the group through the scaling of common technology platforms across the bank’s global businesses. Santander expects to improve its efficiency ratio through further simplification of products and processes, increased collaboration across its global businesses and the scaling of common technology platforms.

Investments in data & AI are a key lever of ONE Transformation, fully embedded in the businesses and focused on hyper-personalized customer journeys, AI-powered frontline productivity and end-to-end process automation. By 2028, the bank expects to generate more than €1 billion of business value annually (cost savings plus revenues) from data and AI initiatives, contributing around 1 percentage point of the group’s cost-to-income improvement.

Santander will continue to leverage its five global businesses (Retail, Openbank, CIB, Wealth and Payments) to optimize returns and enhance customer value.

•	In Retail, the focus is on becoming a global digital bank with branches, increasing digital sales and reducing cost-to-serve.

•	In Openbank, the global consumer business, is scaling as a connected and efficient digital platform across markets.

•	In CIB, capital-light, fee-based activities will continue to grow, while enhancing operational leverage.

•	In Wealth, assets under management and insurance penetration will expand, improving profitability.

•	In Payments, revenue will continue to grow at a double-digit pace, supported by scale and interconnected platforms, with improving margins.

Capital allocation

Disciplined capital allocation remains central to the strategy, focusing on businesses and markets capable of generating returns above the cost of equity. The bank’s successful M&A strategy in the past 12 months is simplifying the group’s footprint while strengthening the bank’s presence in two critical markets in the UK with TSB and in the US with Webster.

The bank’s businesses in the UK and US are expected to reach RoTE of c.16% and c.18% respectively by 2028, in line with the most profitable banks in their peer groups, while around 80% of the group’s overall  loan book and c.65% of operating profit before tax will be generated in hard currency markets, enhancing earnings resilience and reducing volatility.

Final dividend

The board of directors of Banco Santander is today announcing its decision to submit a final cash dividend against 2025 profit of 12.5 euro cents per share for approval at the forthcoming annual general meeting

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28660 Boadilla del Monte (Madrid)
comunicacion@gruposantander.com
www.santander.com

(AGM), expected to be held on 27 March 2026. As a result, the total cash dividend per share charged to 2025 results will be 24 euro cents, an increase of over 14% compared to the cash dividend against 2024 results (21 euro cents). The final cash dividend for 2025 will be paid on 5 May 2026.

The total shareholder remuneration against 2025 results will be approximately €7.05 billion (around 50% of the group's attributable profit for 2025), divided approximately equally between cash dividends and share buyback programmes. It represents an equivalent yield of approximately 4.5%4. The Santander share price has increased over 75% in the last 12 months. Earlier this month, the bank started a c.€5 billion share buyback, comprising c.€1.8 billion against the second-half of 2025 results, as well as c.€3.2 billion linked to excess capital from the sale of 49% of Santander Poland.

From 2027 results onwards, the group intends to increase the cash dividend component of shareholder remuneration to around c.35% of group profits (versus 25% today), with c.15% allocated to share buybacks, and aims to more than double the cash dividend per share by 20281 versus 2025.

The recording of the Investor Day and the presentations will be available on Santander corporate website after the event (view).

New board member

The board is also submitting to the shareholders’ meeting the appointment of Deborah Vieitas as a new independent director, subject to regulatory approval. Vieitas will fill the vacancy left by Homaira Akbari, who has informed that she will not stand for re-election and will therefore step down following this year’s shareholders’ meeting.

Deborah Vieitas currently serves as non-executive chair of Banco Santander Brasil and brings extensive executive experience in international banking and financial markets, having held senior leadership positions at international and Brazilian financial institutions. She previously served as CEO of the Brazilian subsidiary of Caixa Geral de Depósitos and held senior roles at global financial institutions including BNP Paribas and Crédit Commercial de France. Her appointment further strengthens the board’s international expertise, financial services experience and geographic diversity.

Group targets for 2026-2028		Previous period[5]
Based on macro consensus		2022	2025	Variation
Shareholder remuneration	50% payout (cash dividend + buybacks) in 2026-2028 Increase cash dividend to 35% of profits from 2027 results[1]	40% 20%	50% 25%	- -
Cash dividend	More than double cash dividend per share by 2028	12 euro cents	24 euro cents	+100%
RoTE	More than 20% in 2028	13.4%	16.3%[6]	-
Revenue	Up mid-single digit every year[3]	€52.2 billion	€62.4 billion	+20%
Costs	Total costs down every year[3]	€23.9 billion	€25.7 billion	+8%
Profit	Over €20 billion	€9.6 billion	€14.1 billion	+47%

4 Per Banco Santander's market capitalization on 24 February 2026.

5 Results figures on an underlying basis.

6 2025 RoTE changed from 16.3% to 15.2%, efficiency ratio from 41.2% to 45.3% and cost of risk from 1.15% to 1.14%, reflecting already announced reporting changes effective from Q1 2026. No impact on attributable profit or 2026 targets.

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Ciudad Grupo Santander, edificio Arrecife, planta 2	4
28660 Boadilla del Monte (Madrid)
comunicacion@gruposantander.com
www.santander.com

Earnings per share (EPS)	Double-digit growth every year	54 euro cents	91 euro cents	+68%
CET1	c.13% (operating range of 12-13%)	12%	13.5%	-
Number of customers	More than 210 million in 2028	160 million	180 million	+13%
Efficiency ratio	c.36% in 2028	45.8%	41.2%[6]	-
Cost of risk	1-1.10% average in 2026-2028	0.99%	1.15%[6]	-
TNAV + Dividend per share	Accelerating to high teens by 2028	Double-digit growth in 2023-2025		-

Businesses targets for 2026-2028
	Retail	Openbank	CIB	Wealth	Payments
Fee income CAGR 25-2028	High-single digit	Low-single digit	High-single digit	Double digit	Double digit
Efficiency ratio	<35%	<32%	<43%	<30%	-
RoTE in 2028	>21%	c.16%	>20%	>60%	c.45% EBITDA margin

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28660 Boadilla del Monte (Madrid)
comunicacion@gruposantander.com
www.santander.com

Important information

Non-IFRS and alternative performance measures

Banco Santander, S.A. (“Santander”) cautions that this report may contain financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use the APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between accounting periods.

Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute the IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using environmental, social and governance labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR.

For more details on APMs and non-IFRS measures, please see the 2024 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 28 February 2025 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales- suministrada-a-la-sec/2025/sec-2024-annual-20-f-2024-en.pdf), as well as the section “Alternative performance measures” of Banco Santander, S.A. (Santander) 2025 Annual Report, which is being published on the date hereof.

Forward-looking statements

Santander hereby warns that this report may contain 'forward-looking statements', as defined by the US Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'ambition', 'aspiration', 'commitment', 'commit', 'focus', 'pledge' and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and non-financial information. However, risks, uncertainties and other important factors may lead to developments and results that differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The important factors below (and others mentioned in this report), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume:

•	general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the wars in Ukraine, the uncertainties following the ceasefire agreement in the Middle East or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments;

•	exposure to operational risks, including cyberattacks, data breaches, data losses and other security incidents;

•	exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices);

•	potential losses from early loan repayment, collateral depreciation or counterparty risk;

•	political instability in Spain, the UK, other European countries, Latin America and the US;

•	changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses;

•	legislative, regulatory or tax changes (including regulatory capital and liquidity requirements) and greater regulation prompted by financial crises;

•	acquisitions, integrations, divestitures and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters;

•	climate-related conditions, regulations, targets and weather events;

•	uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and potential conflicts and inconsistencies among governmental standards and regulations. Important factors affecting sustainability information may materially differ from those applicable to financial information. Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. Sustainability information is thus subject to significant measurement uncertainties, may not be comparable to sustainability information of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law;

•	our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and

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•	changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries.

Additionally, Webster Financial Corporation’s (“Webster”) and Santander’s actual results, financial condition and achievements may differ materially from those indicated in these forward-looking statements. Important factors that could cause Webster’s and Santander’s actual results, financial condition and achievements to differ materially from those indicated in such forward-looking statements include, in addition to those set forth in Webster’s and Santander’s filings with the SEC: (1) the risk that the cost savings, synergies and other benefits from the acquisition of Webster by Santander (the “Transaction”) may not be fully realized or may take longer than anticipated to be realized, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Webster and Santander operate; (2) the failure of the closing conditions in the Transaction agreement by and among Webster, Santander and a wholly owned subsidiary of Webster providing for the Transaction to be satisfied, or any unexpected delay in closing the Transaction or the occurrence of any event, change or other circumstances that could delay the Transaction or could give rise to the termination of the Transaction agreement; (3) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Webster, Santander or the combined company; (4) the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction); (5) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; (6) the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive Transaction agreement on the ability of Webster to operate its business outside the ordinary course during the pendency of the Transaction; (7) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed Transaction; (8) the risk that the integration of Webster’s operations with Santander’s will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (9) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (10) reputational risk and potential adverse reactions of Webster’s or Santander’s customers, employees, vendors, contractors or other business partners, including those resulting from the announcement or completion of the Transaction; (11) the dilution caused by Santander’s issuance of additional ordinary shares and corresponding American depositary shares, each representing the right to receive one of its ordinary shares (“ADSs”), in connection with the Transaction; (12) the possibility that any announcements relating to the Transaction could have adverse effects on the market price of Webster’s common stock and Santander’s ordinary shares and ADSs; (13) a material adverse change in the condition of Webster or Santander; (14) the extent to which Webster’s or Santander’s businesses perform consistent with management’s expectations; (15) Webster’s and Santander’s ability to take advantage of growth opportunities and implement targeted initiatives in the timeframe and on the terms currently expected; (16) the inability to sustain revenue and earnings growth; (17) the execution and efficacy of recent strategic investments; (18) the impact of macroeconomic factors, such as changes in general economic conditions and monetary and fiscal policy, particularly on interest rates; (19) changes in customer behavior; (20) unfavorable developments concerning credit quality; (21) declines in the businesses or industries of Webster’s or Santander’s customers; (22) the possibility that the combined company is subject to additional regulatory requirements as a result of the proposed Transaction or expansion of the combined company’s business operations following the proposed Transaction; (23) general competitive, political and market conditions and other factors that may affect future returns of Webster and Santander, including changes in asset quality and credit risk; (24) security risks, including cybersecurity and data privacy risks, and capital markets; (25) inflation; (26) the impact, extent and timing of technological changes; (27) capital management activities; (28) competitive product and pricing pressures; (29) the outcomes of legal and regulatory proceedings and related financial services industry matters; and (30) compliance with regulatory requirements. Any forward-looking statement made in this communication is based solely on information currently available to us and speaks only as of the date on which it is made.

Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives.

Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this report and are informed by the knowledge, information and views available on such date and are subject to change without notice. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law.

ADDITIONAL INFORMATION ABOUT THE ACQUISITION OF WEBSTER AND WHERE TO FIND IT

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM F-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING WEBSTER, SANTANDER, THE TRANSACTION AND RELATED MATTERS.

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Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Webster or Santander through the website maintained by the SEC at http://www.sec.gov.

No offer or solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). No investment activity should be undertaken on the basis of the information contained in this communication. By making this communication available, no advice or recommendation is being given to buy, sell or otherwise deal in any securities or investments whatsoever.

Participants in the solicitation

Webster, Santander and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Webster in connection with the Transaction under the rules of the SEC. Information regarding the directors and executive officers of Webster and Santander is set forth in (i) Webster’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings entitled “Director Nominees”, “Director Independence”, “Non-Employee Director Compensation and Stock Ownership Guidelines”, “Compensation and Human Resources Committee Interlocks and Insider Participation”, “Executive Compensation”, “2024 Pay Versus Performance” and “Security Ownership of Certain Beneficial Owners and Management”, which was filed with the SEC on April 11, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000801337/000080133725000015/wbs-20250411.htm, and (ii) Santander’s Annual Report on Form 20-F for the year ending December 31, 2024, including under the headings entitled “Directors and Senior Management”, “Compensation”, “Share Ownership” and “Majority Shareholders and Related Party Transactions”, which was filed with the SEC on February 28, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000891478/000089147825000054/san-20241231.htm.  To the extent holdings of each of Webster’s or Santander’s securities by its directors or executive officers have changed since the amounts set forth in Webster’s definitive proxy statement for its 2025 Annual Meeting of Stockholders and in Santander’s Annual Report on Form 20-F for the year ending December 31, 2024, such changes have been or will be reflected on Webster’s Statements of Change of Ownership on Form 4 filed with the SEC and on Santander’s Annual Report on Form 20-F for the year ending December 31, 2025. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus of Webster and Santander and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents through the website maintained by the SEC at https://www.sec.gov.

Past performance does not indicate future outcomes

Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or earnings (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing mentioned in this report should be taken as a profit and loss forecast.

Third Party Information

In particular, regarding the data provided by third parties, neither Santander, nor any of its directors, managers or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, and may omit, partially or completely, any of the elements of this report, and in case of any deviation, Santander assumes no liability for any discrepancy.

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www.santander.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	February 25, 2026	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance